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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

Tutogen Medical, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
90110710
(CUSIP Number)
Chad F. Phipps, Esq.
Zimmer Holdings, Inc.
P.O. Box 708
Warsaw, Indiana 46581-0708
(574) 267-6131
copies to:
Morton A. Pierce, Esq.
M. Adel Aslani-Far, Esq.
Dewey Ballantine LLP
1301 Avenue of the Americas
New York, New York 10019
(212) 259-8000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 10, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	90110710	Page	2	of	12

1	NAMES OF REPORTING PERSONS: Zimmer Holdings, Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	13-4151777

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		5,297,124

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		5,297,124

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	5,297,124

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	33.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	90110710	Page	3	of	12

1	NAMES OF REPORTING PERSONS: Zimmer, Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	13-2695416

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		5,297,124

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		5,297,124

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	5,297,124

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	33.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	90110710	Page	4	of	12

1	NAMES OF REPORTING PERSONS: Zimmer CEP USA Holding Co.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	13-3169695

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		5,297,124

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		5,297,124

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	5,297,124

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	33.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	90110710	Page	5	of	12
This Amendment No. 3 (the “Amendment”) amends the Statement on Schedule 13D filed with the Securities and Exchange Commission by Sulzer AG, a corporation established under the laws of Switzerland, Sulzer Medica Ltd., a corporation established under the laws of Switzerland, and Sulzer Medica USA Holding Co. (n/k/a/ Zimmer CEP USA Holding Co.), a Delaware corporation on November 13, 2000 (the “Schedule 13D”) and as amended by Amendment No. 1 on November 21, 2000 and Amendment No. 2 on January 5, 2001. On April 29, 2004, Zimmer Holdings, Inc. completed its acquisition of Centerpulse AG (f/k/a Sulzer AG). This Amendment is filed with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Tutogen Medical, Inc., a Florida corporation (the “Issuer”) and is filed to reflect information required by Rule 13d-2 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), with respect to the Common Stock.
Item 1. Security and Issuer
Item 1 is hereby amended and restated as follows:
The class of equity securities to which this Amendment relates is the Common Stock. The principal executive offices of the Issuer are located at 13709 Progress Boulevard, Alachua, Florida 32615.
Item 2. Identity and Background
Item 2 is hereby amended and restated as follows:
The names of the persons filing this statement are Zimmer Holdings, Inc., a Delaware corporation (“Zimmer”), Zimmer, Inc., a Delaware corporation (“Zimmer, Inc.”), and Zimmer CEP USA Holding Co., a Delaware corporation (“Zimmer CEP” and, together with Zimmer and Zimmer, Inc., the “Zimmer Entities”). Zimmer, Inc. is a wholly-owned subsidiary of Zimmer and Zimmer CEP is a wholly-owned subsidiary of Zimmer, Inc. The Zimmer Entities are filing this Amendment jointly pursuant to Rule 13d-1(k) under the Exchange Act. The principal offices of the Zimmer Entities are located at 345 East Main Street, Warsaw, Indiana 46581-0708. The principal business of the Zimmer Entities is the design, development, manufacture and marketing of reconstructive orthopaedic implants, including joint and dental, spinal implants, and trauma products and related orthopaedic surgical products.
The directors and executive officers of each of the Zimmer Entities are set forth on Schedule I attached hereto. Schedule I sets forth the following information with respect to each such person:
(1)	Name;

(2)	Residence or business address;

(3)	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(4)	Citizenship.

CUSIP No.	90110710	Page	6	of	12
During the last five years, none of the Zimmer Entities nor any of their executive officers or directors have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
Item 3 is hereby supplemented and amended by the insertion of the following at the end thereof:
On December 23, 2002 (prior to its acquisition by Zimmer), Centerpulse USA Holding Co. (f/k/a Sulzer Medica USA Holding Co.) withdrew from the Capital Partners II, Ltd. Liquidating Trust, a liquidating trust (the “Trust”). Pursuant to this withdrawal, and in exchange for the cancellation of the Trust Units of the Trust that it held, Centerpulse USA Holding Co. received a distribution of an additional 3,958,454 shares of Common Stock.
Item 4. Purpose of Transaction
Item 4 is hereby amended and restated as follows:
The purpose of this Amendment No. 3 is to report that on March 10, 2006, representatives of Zimmer contacted the management of the Issuer to propose discussions on a range of potential strategic transactions, including, but not limited to, further investment by Zimmer in securities of the Issuer or the acquisition by Zimmer of some or all of the outstanding Common Stock (the “Strategic Transactions”). The purpose of these discussions would be to determine whether any potential Strategic Transaction is in the best interests of Zimmer and the Issuer, as well as the potential terms and conditions of any potential Strategic Transaction.
Depending on the Issuer’s response to the potential Strategic Transactions, as well as other factors deemed relevant by Zimmer, including, but not limited to, the price and availability of Common Stock, subsequent developments affecting Zimmer and the Issuer, the business prospects of Zimmer and the Issuer, general stock market and economic conditions and tax considerations, Zimmer may formulate other plans and/or make other proposals and take other actions with respect to its investment in the Issuer that it deems to be appropriate, including, but not limited to, any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D. Zimmer also may terminate any discussions of potential Strategic Transactions at any time at its sole discretion.
NEITHER THE PROPOSED STRATEGIC TRANSACTIONS NOR THIS SCHEDULE 13D/A CONSTITUTES AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SECURITIES OF THE ISSUER.
Item 5. Interest in Securities of the Issuer
Item 5 is hereby amended and restated as follows:
(a) As a result of the relationship among Zimmer, Zimmer, Inc. and Zimmer CEP, each may be deemed to be the beneficial holder of 5,297,124 shares of Common Stock. According to the

CUSIP No.	90110710	Page	7	of	12
Issuer’s Form 10-Q for the quarterly period ended December 31, 2005, as of January 15, 2006, 15,950,460 shares of Common Stock were outstanding. Based on that information, the Zimmer Entities beneficially own 33.2% of the outstanding shares of Common Stock. To the best of Zimmer’s knowledge, no persons listed on Schedule I hereto own any shares of Common Stock.
(b) As a result of the relationship among the Zimmer Entities, each may be deemed to have shared power to vote or to direct the vote and to dispose or direct the disposition of the 5,297,124 shares of Common Stock.
(c) There have been no transactions in the Common Stock by any Zimmer Entity or by any person named on Schedule I hereto within the past 60 days.
(d) Not applicable.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 is hereby supplemented and amended by the insertion of the following at the end thereof:
On December 23, 2002 (prior to its acquisition by Zimmer), Centerpulse USA Holding Co. (f/k/a Sulzer Medica USA Holding Co.) withdrew from the Capital Partners II, Ltd. Liquidating Trust, a liquidating trust (the “Trust”). Pursuant to this withdrawal, and in exchange for the cancellation of the Trust Units of the Trust that it held, Centerpulse USA Holding Co. received a distribution of an additional 3,958,454 shares of Common Stock.
Item 7. Material to be Filed as Exhibits
Item 7 is hereby amended to include the following exhibit, attached hereto:
Exhibit 99.1      Joint Filing Agreement.

CUSIP No.	90110710	Page	8	of	12
Signatures
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 10, 2006

ZIMMER HOLDINGS, INC.

	By:	/s/ Chad F. Phipps

Name: Chad F. Phipps
Title: Associate General Counsel and Secretary

ZIMMER, INC.

	By:	/s/ Chad F. Phipps

Name: Chad F. Phipps
Title: Associate General Counsel and Secretary

ZIMMER CEP USA HOLDING CO.

	By:	/s/ Chad F. Phipps

Name: Chad F. Phipps
Title: Secretary

CUSIP No.	90110710	Page	9	of	12
SCHEDULE I
DIRECTORS AND EXECUTIVE OFFICERS OF
ZIMMER, ZIMMER, INC. AND ZIMMER CEP
Directors and Executive Officers of Zimmer
The name, address, citizenship and present principal occupation or employment of each of the directors and executive officers of Zimmer are set forth below. Unless otherwise indicated below, each occupation set forth opposite an individual’s name refers to employment with Zimmer.

Name, Function and Business Address	Citizenship	Principal Occupation

J. Raymond Elliott Chairman of the Board of Directors c/o Zimmer Holdings, Inc. P.O. Box 708 Warsaw, Indiana 46581-0708	Canada	Chairman of the Board of Directors, President and Chief Executive Officer

Stuart M. Essig Director c/o Zimmer Holdings, Inc. P.O. Box 708 Warsaw, Indiana 46581-0708	USA	President and Chief Executive Officer of Integra LifeSciences Holdings Corporation, a developer, manufacturer and marketer of medical devices located at 311 Enterprise Drive, Plainsboro, NJ 08536

Larry C. Glasscock Director c/o Zimmer Holdings, Inc. P.O. Box 708 Warsaw, Indiana 46581-0708	USA	Chairman, President and Chief Executive Officer of WellPoint, Inc., a commercial health benefits company located at 120 Monument Circle, Indianapolis, IN 46204

John L. McGoldrick Director c/o Zimmer Holdings, Inc. P.O. Box 708 Warsaw, Indiana 46581-0708	USA	Executive Vice President of Bristol-Myers Squibb Company, a developer, manufacturer, marketer, distributor and seller of pharmaceuticals and other healthcare related products located at 345 Park Avenue, New York, NY 10154

CUSIP No.	90110710	Page	10	of	12

Name, Function and Business Address	Citizenship	Principal Occupation

Augustus A. White III, M.D., Ph.D. Director c/o Zimmer Holdings, Inc. P.O. Box 708 Warsaw, Indiana 46581-0708	USA	Ellen and Melvin Gordon Professor of Medical Education, Professor of Orthopaedic Surgery and Master, Oliver Wendell Holmes Society, at Harvard Medical School, located at 25 Shattuck Street, Boston, MA 02115, Professor of Orthopaedic Surgery at Harvard-MIT Division of Health Sciences and Technology, located at 77 Massachusetts Avenue, E25-519, Cambridge, MA 02139 and Orthopaedic Surgeon-in-Chief, Emeritus, at Beth Israel Deaconess Medical Center, located at 330 Brookline Avenue, Boston, MA 02215

Cheryl R. Blanchard, Ph.D. c/o Zimmer Holdings, Inc. P.O. Box 708 Warsaw, Indiana 46581-0708	USA	Senior Vice President, Research and Development, and Chief Scientific Officer

Sheryl L. Conley c/o Zimmer Holdings, Inc. P.O. Box 708 Warsaw, Indiana 46581-0708	USA	Group President, Americas and Global Marketing and Chief Marketing Officer

James T. Crines c/o Zimmer Holdings, Inc. P.O. Box 708 Warsaw, Indiana 46581-0708	USA	Senior Vice President, Finance, Operations and Corporate Controller and Chief Accounting Officer

David C. Dvorak c/o Zimmer Holdings, Inc. P.O. Box 708 Warsaw, Indiana 46581-0708	USA	Group President, Global Businesses and Chief Legal Officer

Jon E. Kramer c/o Zimmer Holdings, Inc. P.O. Box 708 Warsaw, Indiana 46581-0708	USA	President, U.S. Sales

Sam R. Leno c/o Zimmer Holdings, Inc. P.O. Box 708 Warsaw, Indiana 46581-0708	USA	Executive Vice President, Finance and Corporate Services and Chief Financial Officer

Bruno A. Melzi c/o Zimmer Holdings, Inc. P.O. Box 708 Warsaw, Indiana 46581-0708	Italy	Chairman, Europe, Middle East and Africa

CUSIP No.	90110710	Page	11	of	12

Name, Function and Business Address	Citizenship	Principal Occupation

Stephen H.L. Ooi c/o Zimmer Holdings, Inc. P.O. Box 708 Warsaw, Indiana 46581-0708	Singapore	President, Asia Pacific

Chad F. Phipps c/o Zimmer Holdings, Inc. P.O. Box 708 Warsaw, Indiana 46581-0708	USA	Associate General Counsel and Corporate Secretary
Directors and Executive Officers of Zimmer, Inc.
The name, address, citizenship and present principal occupation or employment of each of the directors and executive officers of Zimmer, Inc. are set forth below. Unless otherwise indicated below, each occupation set forth opposite an individual’s name refers to employment with Zimmer, Inc.

Name, Function and Business Address	Citizenship	Principal Occupation

J. Raymond Elliott Director c/o Zimmer Holdings, Inc. P.O. Box 708 Warsaw, Indiana 46581-0708	Canada	President of Zimmer, Inc. and Chairman of the Board of Directors, President and Chief Executive Officer of Zimmer

David C. Dvorak Director c/o Zimmer Holdings, Inc. P.O. Box 708 Warsaw, Indiana 46581-0708	USA	Group President, Global Businesses and Chief Legal Officer of Zimmer

James T. Crines Director c/o Zimmer Holdings, Inc. P.O. Box 708 Warsaw, Indiana 46581-0708	USA	Vice President, Finance and Controller of Zimmer, Inc. and Senior Vice President, Finance, Operations and Corporate Controller and Chief Accounting Officer of Zimmer

Sam R. Leno c/o Zimmer Holdings, Inc. P.O. Box 708 Warsaw, Indiana 46581-0708	USA	Vice President of Zimmer, Inc. and Executive Vice President, Finance and Corporate Services and Chief Financial Officer of Zimmer

Chad F. Phipps c/o Zimmer Holdings, Inc. P.O. Box 708 Warsaw, Indiana 46581-0708	USA	Secretary of Zimmer, Inc. and Associate General Counsel and Corporate Secretary of Zimmer

CUSIP No.	90110710	Page	12	of	12
Directors and Executive Officers of Zimmer CEP
The name, address, citizenship and present principal occupation or employment of each of the directors and executive officers of Zimmer CEP are set forth below. Unless otherwise indicated below, each occupation set forth opposite an individual’s name refers to employment with Zimmer CEP.

Name, Function and Business Address	Citizenship	Principal Occupation

J. Raymond Elliott Director c/o Zimmer Holdings, Inc. P.O. Box 708 Warsaw, Indiana 46581-0708	Canada	President of Zimmer CEP and Chairman of the Board of Directors, President and Chief Executive Officer of Zimmer

David C. Dvorak Director c/o Zimmer Holdings, Inc. P.O. Box 708 Warsaw, Indiana 46581-0708	USA	Group President, Global Businesses and Chief Legal Officer of Zimmer

James T. Crines Director c/o Zimmer Holdings, Inc. P.O. Box 708 Warsaw, Indiana 46581-0708	USA	Treasurer of Zimmer CEP and Senior Vice President, Finance, Operations and Corporate Controller and Chief Accounting Officer of Zimmer

Sam R. Leno c/o Zimmer Holdings, Inc. P.O. Box 708 Warsaw, Indiana 46581-0708	USA	Vice President of Zimmer CEP and Executive Vice President, Finance and Corporate Services and Chief Financial Officer of Zimmer

Chad F. Phipps c/o Zimmer Holdings, Inc. P.O. Box 708 Warsaw, Indiana 46581-0708	USA	Secretary of Zimmer CEP and Associate General Counsel and Corporate Secretary of Zimmer